UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: March 14, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX PROVIDES GUIDANCE FOR
THE FIRST QUARTER OF 2008

MONTERREY, MEXICO, March 13, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending March 31, 2008 of around US$920 million, an increase of about 6% versus the same period last year, while operating income is expected to be close to US$420 million, 25% lower than the same period a year ago. Sales for the first quarter are expected to be in excess of US$5.3 billion, an increase of about 24% versus the same period last year. Adjusting for the fewer business days versus the same period last year as a result of the earlier occurrence of religious holidays, which last year took place during the second quarter, sales and EBITDA would be expected to increase by about 27% and 10%, respectively, versus first quarter 2007.

On a pro-forma basis for the continuing operations, adjusting for the consolidation of Rinker, sales and EBITDA for the quarter are expected to decrease 1% and 22%, respectively, in U.S. dollar terms, versus the same quarter last year.

Rodrigo Treviño, CEMEX’s Chief Financial Officer, said: “Despite continued weakness in some of our markets, our fundamentals remain unchanged. Given our expectations for the quarter — together with the unfavorable comparison with first quarter 2007, which was characterized by benign weather conditions in the United States and most of Europe — we are in line with our yearly expectations. We maintain our full year guidance to generate EBITDA and free cash flow after maintenance capital expenditures of about US$5.6 billion and US$3.0 billion, respectively, given the stronger exchange rate environment. This is also despite the U.S. residential sector downturn and softening demand in markets like Spain and U.K. Our geographic diversification continues to mitigate the impact of individual countries in our portfolio.”

“Additionally, we identified and are now capturing synergies worth about $400 million from the integration of Rinker, US$200 million of which are expected to be realized this year. Moreover, we expect to produce cost savings to improve efficiency, that coupled with savings from our post-merger integration effort, will reduce the ratio of SG&A to sales by around 150 basis points this year.”

“Furthermore, we remain committed to regain our financial flexibility. We expect to reach a net-debt-to-EBITDA ratio of 3.0 times by the end of this year and of 2.7 times by mid-2009.”

During the first quarter, CEMEX expects domestic cement and ready-mix sales volumes in Mexico, adjusted for the fewer business days during the quarter given religious holidays, to decline about 4% and 12% respectively versus the comparable period last year. Domestic cement and ready-mix sales volumes in Mexico are expected to decrease by about 7% and 14%, respectively, versus the same quarter a year ago. Volumes during the quarter have been negatively affected by a delay in project starts from the infrastructure sector, but which are expected to recover during the second half of the year. The formal residential sector continued with its strong performance.

Cement, ready-mix and aggregates volumes for CEMEX’s operations in the United States are expected to decrease about 5%, increase about 33%, and increase about 115%, respectively, during the first quarter, versus the same period last year.

On a like-to-like basis for the ongoing operations, cement volumes are expected to decrease by about 23%, ready-mix volumes are expected to decrease by about 27%, and aggregates volumes are expected to decrease by about 26% for the quarter versus the comparable period last year.

The decline in demand continues to be driven by the ongoing correction in the residential sector which makes comparisons in the current quarter on a like-to-like basis unfavorable versus prior year. In addition, adverse weather conditions in many regions of the country, including Florida, California, Arizona and Nevada, affected our volumes during the quarter.

In our Spanish operations, and on a like-to-like basis adjusting for the fewer business days during the quarter, cement and ready-mix volumes, are expected to decline about 12% and 11% respectively when compared to the same period a year ago. Cement and ready-mix volumes are expected to decrease by about 15% and 13%, respectively, during the first quarter versus the comparable period of last year. Volumes during the quarter have been affected by the continued deceleration in the residential sector. Growth in the civil sector has moderated due to the general elections held at the beginning of the month.

During the first quarter, CEMEX expects cement volumes in the United Kingdom to decrease by about 6%, ready-mix volumes are expected to decrease by about 11%, and aggregates volumes are expected to remain stable versus the comparable quarter last year. On a like-to-like basis, adjusting for the fewer business days during the quarter and, in the case of ready-mix, the divestments done during 2007, cement and ready-mix volumes are expected to decrease by about 1%, and aggregates volumes are expected to increase by about 5% versus the comparable period of last year. The volume for cementitious materials, including cement and slag, is expected to decrease by about 5%, for the quarter versus the comparable period of last year. Adjusting for the fewer business days during the quarter, the volume for cementitious materials is expected to increase by about 1% versus the same period in 2007. The industrial and commercial sector, and to a lesser extent, the infrastructure sector, were the main drivers of demand in the country.

Despite the weakness in some of our major markets, our geographic diversification has helped partially mitigate the impact of those slowdowns, which will be somewhat offset by continuing strength in our Eastern Europe, South America and Australia businesses.

Guidance numbers are calculated on the basis of market close exchange rates as of March 13, 2008. Given the volatility of foreign exchange rates and the exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.
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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 14, 2008	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller